                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April , 2006
                         Commission File Number: 1-13368
                                      POSCO

                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form20-F [  x  ]                        Form 40-F  [     ]
                     ---                                       ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [      ]                     No [  x  ]
                        ---                             ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) : 82-                       .]
                                        ----------------------

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of documents with respect to the Decision on Contract of Share Repurchase Trust Contracts.

Exhibit 99.2 : An English-language translation of documents with respect to the Decision on Share Repurchase.

Exhibit 99.3 : An English-language translation of documents with respect to the Report on Major Shareholder's Holding.

EXHIBIT 99.1

            DECISION ON CONTRACT OF SHARE REPURCHASE TRUST CONTRACTS

1.   Contract Amount(KRW) : 450,000,000,000

2.   Contract Period: From 05/12/2006 to 05/11/2007

3. Purpose of Trust Contract: To stabilize the share price and enhance shareholder value

4.   Trust Companies: NongHyup, ShinHan Bank, DaeGu Bank

5.   Contract Date(scheduled): 05/12/2006

6.   Holdings of treasury shares before repurchase

     - Direct Acquisition through securities market: 6,189,091 common shares (7.10% of outstanding shares)

     - Acquisition through trust contract: 906,974 common shares (1.04% of outstanding shares)

7.   Date of Board Resolution (Decision Date): 04/28/2006

     -    Attendance of Outside Directors: Nine(all) Directors present

     -    Attendance of Auditors(Member of the Audit Committee): Present

EXHIBIT 99.2

                          DECISION ON SHARE REPURCHASE

1.   Type and number of shares to be purchased: 1,743,735 common shares

2.   Amount of shares to be purchased(KRW): 450, 000,000,000

     (assuming share price of 258 thousand won).

3.   Repurchase Period : From 05/02/2006 to 08/01/2006

4. Purpose of Share Repurchase: To stabilize the share price and enhance shareholder value

5.   Managing Securities Companies: Korea Investment & Securities Co., Ltd.,
     Daeshin

     Securites Co., Ltd., Mirae Asset Securities Co., Ltd., Hyundai

     Securities Co., Ltd. and NH Investment & Securities Co., Ltd.

6.   Holdings of treasury shares before repurchase

     -    Direct Acquisition through securities market: 6,189,091 common shares

          (7.10% of outstanding shares)

     - Acquisition through trust contract: 906,974 common shares (1.04% of outstanding shares)

7.   Date of Board Resolution (Decision Date): 04/28/2006

     -    Attendance of Outside Directors: Nine (all) Directors present

     -    Attendance of Auditors (Member of the Audit Committee): Present

EXHIBIT 99.3

                      REPORT ON MAJOR SHAREHOLDER'S HOLDING

1.   Reporting Company: POSCO

2.   Issuer: POSDATA

3.   Relationship : Issuer's Major Shareholder

4.   Changes in Holdings

----------------------------------------------------------------------------------------------------------
              Reporting Date                        Type and Number of Shares               Ratio (%)
----------------------------------------------------------------------------------------------------------
     Prior Report           11/29/2000               5,044,072 common shares                  61.85
----------------------------------------------------------------------------------------------------------
      New Report             4/28/2006               50,440,720 common shares                 61.85
----------------------------------------------------------------------------------------------------------
Changes                                              45,396,648 common shares                   -
----------------------------------------------------------------------------------------------------------
        -   Reason for Change                   Stock Split
----------------------------------------------------------------------------------------------------------

                                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       POSCO
                                       -----
                                       (Registrant)

Date   April 28, 2006                  By   /s/  Lee, Dong-Hee
--------------------------------       ----------------------------------
                                       (Signature)*
                                       Name: Lee, Dong-Hee
                                       Title: Executive Senior Vice President